UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

August 6, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Royal Standard Minerals Inc.

File No. 000-28980 - CF# 28531

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Royal Standard Minerals Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 6-K/A filed on June 7, 2012, as amended July 24, 2012.

Based on representations by Royal Standard Minerals Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

　　　　　Exhibit 99.2　　　　　　through August 25, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel